

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2012

Via E-mail
Stephen L. Moreno
Chief Executive Officer
SKM Media Corp.
6001 Broken Sound Parkway NW
Suite 510
Boca Raton, FL 33484

> **Re: SKM Media Corp.**
> **Registration Statement on Form S-1**
> **Amended December 28, 2011**
> **File No. 333-177329**

Dear Mr. Moreno:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Shares Available for Future Sale, page 22

Restrictions on the Use of Rule 144 by Former Shell Companies, page 23

1.   We note your disclosure that Rule 144 will not be available "until one year after the filing of the Form 10 information." Replace this statement with October 14, 2012, which is one year following the filing date your initial registration statement. In addition, consider adding a risk factor highlighting the unavailability of Rule 144 and

its potential effect on private financing and the secondary market for your company's shares.

Comparison of the Years Ended December 31, 2010 and 2009, page 27

2.   Based on the difference between the revenues that you reported for the nine months ended September 30, 2010 on page 28, and the total revenues for 2010 as reported herein, we note that your total revenues for the quarter ended December 31, 2010 accounted for 58% of your total revenues for the year then ended.   Please expand your disclosure to address the nature and source of the significant revenue increase during the fourth quarter of 2010.

Comparison of the Three and Nine Months Ended September 30, 2011 and 2010, page 28
Revenue, page 28

3.   We note that you reported a 72% revenue increase for the nine month-period ended September 30, 2011 when compared with September 30, 2010. However, for the comparative year-to-year three month periods, your revenues increased by only 11%. Please expand your disclosure to address any emerging trends or factors that led to a significant slowdown in your revenue growth during the third quarter of 2011. Refer to Item 303 of Regulation S-K.

Revenue Recognition, page 25

4.   We note your response to comment 15 from our letter dated November 10, 2011. Supplementally confirm to us that income from pay-by-click transactions (i.e., total revenue recognized on a pay by click basis net of the related cost of revenue) is not material to the consolidated results of operations.

Operating Expenses, page 28

5.   Per your disclosure, "direct mail costs increased *proportionately* with your revenue due to the implementation of this new product offering during 2010." However, we note that the year-over-year third quarter increase in direct mail costs was 3%, which

was at a much lower rate than the 11% growth in the related revenues for the same periods. For the comparative nine-month periods, direct mail increased 87% compared to a 72% growth in revenues. Please expand your disclosure to describe the reason for the material changes in the relationship between costs and revenues and their respective disproportionate rates of increase for the comparative three-month and nine-month periods ended September 30, 2010 and 2011.   Refer to Item 303 paragraph B of Regulation S-K.

6.   Please tell us if you expect to report income from continuing operations for the year ended December 31, 2011.   In this regard, we note that you reported a loss of $402,940 through September 30, 2011.

Liquidity and Capital Resources, page 30

7.   Please delete your reference to "additional capital provided by (y)our initial public offering." Per page 4, we note that you will receive no proceeds from the sale of any shares by the selling shareholders.

Our Technology, page 34

8.   We note your response to comment 29 from our letter dated November 10, 2011. It appears that you had expensed the cost of developing your core technology platform. Please tell us in which expense line item of the Consolidated Statements of Operations are "internet expense and professional services" reported.   If material, please disclose the total cost of your technology investment in your discussion of the results of operations.

Employment Agreements, page 37

9.   We note your response to comment 35 from our letter dated November 10, 2011. Your statement that you have filed the employment agreements as requested differs from the statement made in response to comment 34 that you intend to file the agreements with the Commission upon their finalization. Please advise or revise.

Advance to Supplier, page F-19

10.   Please tell us why your suppliers did not require advance payments as of September 30, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Larry Spirgel

                                                Larry Spirgel
                                                Assistant Director

cc: Stephen Fleming, Esq.